82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

04010433

March 8, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 3/11

The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed to its securities holders:

1. On March 3, 2004, Rexel, a subsidiary of the Company, issued a press release announcing its 2003 results. A copy of the English language version of this press release is attached as Appendix A to this letter.

2. On March 4, 2004, the Company issued a press release announcing its 2003 results. A copy of the English language version of this press release is attached as Appendix B to this letter.

3. On March 4, 2004, the Company made a presentation to investors regarding its 2003 results. A copy of the English language version of this presentation is attached as Appendix C to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

REXEL

March 3, 2004

2003 RESULTS

- **Strengthened gross margin at 24.8%**
- **Sharp improvement in free cash flow***
- **Operating margin at 3.7%, recovery in H2**

→ **Positive impact of restructuring**
→ **Stronger competitive positions**
→ **Healthier financial structure**

On March 1, 2004, the Rexel Board of Directors, chaired by Jean-Charles Pauze, approved the Rexel Group's consolidated and parent company accounts for 2003.

Consolidated results in € million	2003	2002
Sales	6,658.4	7,374.4
Gross margin	24.8%	24.6%
Operating income	248.0	292.0
as a % of sales	*3.7%*	*4.0%*
Net income before goodwill amortization	108.2	4.0
Net income (loss), Group share	75.8	(31.2)
Earnings (loss) per share	€ 1.31	(€ 0.65)

Consolidated balance sheet and statement of cash flows, in € million	2003	2002
Shareholders' equity	1,383.5	1,024.2
Net financial debt	424.9	1,028.5
Free cash flow*	230.8	107.0

Commenting on the Group's 2003 results, Jean-Charles Pauze, Rexel Chairman and CEO noted:

"In 2003, we implemented our restructuring and reorganization program introduced in late 2002. These measures – focusing on our organization, cost base and financial structure – are paying off. Rexel is enhancing its competitive worldwide positions in difficult markets and regaining a sound financial footing. In the second half of 2003, Rexel operating margin started to rebound.

In early 2004, we are seeing a steady improvement in activity compared with the previous year. Continued stringent cost-control and stepped up sales initiatives should enable us to further improve our margins over the short and medium terms."

---

* *Cash flow from operations + changes in working capital requirements before changes in sales of trade receivables – net capital expenditures.*

Fourth quarter uptrend in US sales

On a comparable structural, exchange rate, and day-year basis, Rexel sales declined 2.8% in 2003. Taking into account changes in the scope of consolidation (€ 84 million) and unfavorable exchange rate fluctuations (€ 440 million), chiefly related to the decline of the US and Canadian dollars versus the euro, reported 2003 sales dropped by 9.7%.

On a comparable structural, exchange rate, and day-year basis, sales were down 3.2% in Europe and 2.9% in the Americas, and up 2.0% in Asia-Pacific . In the US, the trend improved in the fourth quarter of last year, with sales down just 2% (–0.7% excluding discontinued branches), as compared to a 5.5% drop for the full year.

Strengthened gross margin

Gross margin (sales minus cost of goods sold) improved from 24.6% of sales in 2002 to 24.8% in 2003, reflecting the appeal of Rexel's product and service offering.

In the Americas, gross margin increased from 21.2% of sales in 2002 to 21.4% in 2003. In the US, gross margin rose sharply, but remains below the Rexel Group average due to the high proportion (38%) of direct sales (simplified logistical and technical services). In Canada, Rexel's commercial position was strengthened, and its gross margin was nearly stable.

In the Asia-Pacific zone, gross margin declined slightly, from 26.7% of sales in 2002 to 26.6% in 2003. The small decrease in Australia, in a highly competitive environment, was largely offset by an improvement in New Zealand.

In Europe, Rexel's gross margin was unchanged at 26.8% of sales in 2003. The top three countries of the zone achieved higher margins, offsetting declines in southern Europe: in Germany, following the restructuring of the branch network, gross margin advanced; gross margin also progressed in the UK, thanks to an optimized product mix and increased focus on smaller contractors; gross margin of French operations increased slightly, thanks to enhanced logistics performance.

Rebound in operating margin in the second half of the year

Operating income amounted to 3.7% of sales in full year 2003, down from 4.0% the prior year. However, operating margin rose from 3.6% of sales in the first half of 2003 to 3.9% in the second half of the year, underscoring the positive effect of actions taken.

The 7.7% reduction in operating expenses between 2002 and 2003 largely offset the 9.7% drop in sales during the same period. Payroll and benefits were reduced by 7.5%. At 2003 year end, total headcount was 21,311, down 1,254 from the year-earlier level, on a constant structural basis.

Although all regions posted lower operating profitability in 2003 , all of the Rexel Group's major countries – the US, France, the UK and Germany – improved their performance between the first and second half of the year as a result of the restructuring initiatives underway.

Net financial expense was € 69.1 million, down 29.2% from 2002. This drop was due to a reduction in financial debt from € 1,028.5 million to € 424.9 million between December 31, 2002 and 2003. At the same time, sales of trade receivables declined from € 886.4 million to € 770.2 million. The decline in financial expenses was also due to the drop in the Rexel Group's effective average interest rate from 4.2% in 2002 to 3.8% in 2003.

Income from ordinary activities totaled € 178.9 million.

Net non-recurring expenses were € 20.3 million. This includes restructuring charges and asset write-downs, net of capital gains on the sale of real estate, for € 30.0 million, an increase over the first-half amount due to additional restructuring measures. Non-recurring expenses also comprise provisions for litigations totaling € 15.2 million as well as the capital gain on the sale of the Rexel Group's security equipment distribution activity for € 24.7 million. These two items were entirely booked in the first half of 2003.

Income taxes totaled € 50,4 million in 2003, representing an effective tax rate of 31.8%.

After minority interests of € 0.3 million and goodwill amortization of € 32.1 million, **net income group share** was € 75.8 million in 2003, as compared to a loss of € 31.2 million in 2002.

Improved free cash flow and strengthened financial structure

Working capital requirements, excluding sales of trade receivables, improved by € 72.6 million in 2003. Net inventories were reduced by € 56.5 million and trade receivables by € 43.8 million. A portion of this improvement (€ 27.7 million) was used to adapt payment terms on trade and miscellaneous payables & receivables .

Gross capital expenditures were reduced by 29.7%, from € 82.7 million in 2002 to € 58.1 million in 2003. This reduction reflects greater investment selectivity, particularly concerning information systems. To support its competitive position, Rexel pursued significant investments in its branch network and logistical infrastructure. Gross expenditures were offset by the sale of € 53.8 million in real estate, chiefly business premises in Europe and the US.

Free cash flow increased strongly from € 107.0 million in 2002 to € 230.9 million in 2003. This increase reflects the growth in cash flow from operations (from € 139.0 million to € 162.5 million), the improvement in working capital requirements, and the € 4.3 million balance from acquisitions and disposals of tangible and intangible assets.

Shareholders' equity increased by € 359.3 million in 2003 to € 1,383.5 million at year end. This increase is primarily due to the € 407.5 million capital increase in June 2003 and to 2003 net income of € 75.8 million . These factors are partially offset by € 79.3 million in foreign currency conversion, chiefly related to the depreciation of the US dollar against the euro, and by the payment of € 45.0 million in dividends .

Net financial debt of € 424.9 million at December 31, 2003 was down by € 603.6 million from the end of 2002, mainly due to the capital increase, disposal of Gardiner and improved free cash flow. A new, five-year € 450 million syndicated loan granted in October 2003 extended the average life of Rexel's confirmed credit lines to more than 3 years

Dividend to be paid for the 2003 financial year

The Annual General Meeting, to be held in Paris on Monday, May 24, 2004, at 10 AM will be asked to approve a dividend per share of € 0.54, plus a tax credit of € 0.01, for a total dividend of € 0.55.

2004 Outlook

On a constant structural and exchange rate basis, Rexel expects moderate growth in sales in 2004, fueled in part by recovery in the US, with a further improvement in operating profitability. Throughout the year, Rexel will focus on the expansion of its sales and should complete several targeted acquisition opportunities.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,700 sales outlets in 29 countries and 21,300 employees.

Contacts

Press contact:	Laetitia Olivier	Tel: (331) 4285 5989	Email: lolivier@rexel.fr
Financial analyst/investor contact:	Frédéric de Castro	Tel: (331) 4285 7612	Email: fdecastro@rexel.fr

Corporate Website : http://www.rexel.com

Appendix B

PINAULT
PRINTEMPS-REDOUTE

Paris, March 4, 2004

PRESS RELEASE

2003 RESULTS

- **Resilient performance throughout 2003 and sharp rebound by the "New PPR" in the second half**
- **PPR pursues the implementation of its strategic shift and maintains a robust financial structure**

The Supervisory Board of Pinault-Printemps-Redoute, chaired by Mrs. Patricia Barbizet, met on March 3, 2004 to review the Group's audited financial statements for the year ended December 31, 2003, as approved by the Management Board and certified by the Auditors.

Income Statement 2003

	PPR reported		PPR - Pro forma *			New PPR - Pro forma *		
in EUR million	2003	2002	2003	2002	Change	2003	2002	change
Sales	24,360.8	27,375.4	22,997.8	22,540.3	+2.0%	16,440.3	15,796.8	+4.1%
Gross margin	9,181.9	10,589.8	8,756.7	8,573.7	+2.1%	7,136.6	6,916.0	+3.2%
EBITDA	1,753.2	2,281.8	1,663.3	1,691.1	-1.6%	1,369.4	1,370.7	-0.1%
EBIT	1,296.8	1,826.9	1,223.7	1,297.0	-5.7%	980.0	1,029.2	-4.8%
Income from ordinary activities before taxes	983.2	1,412.3						
Attributable net income (Group share)	644.6	1,589.2						

**The definitions of pro forma and the "New PPR" are indicated on page 6.*

Serge Weinberg, Chairman of the Pinault-Printemps-Redoute Management Board, made the following statement: *"In 2003, the Group held up well while pursuing the implementation of its strategy under excellent terms. All the Retail companies continued to gain market share in France and to expand internationally, while maintaining their earnings. Luxury Goods demonstrated their ability to bounce back in the last months of the year, while continuing to invest in their development. Overall, the performance of the "New PPR" improved substantially in the second half of the year. In addition, the initial positive effects of the restructuring undertaken by Rexel began to be felt, with an improved operating margin in the second half. Lastly, the Group continued to implement its strategic shift under excellent terms while maintening a robust financial structure. In the first two months of 2004, our activities achieved a rate higher than in the previous quarter. This acceleration strengthens our confidence in the outlook for growth and profitability of the "New PPR" in 2004."*

Reported and Pro Forma Sales: further market share gains in France and international expansion

- "New PPR" pro forma

The growth in pro forma sales of the New PPR results from a 3.6% increase in sales of the Retail activities and a 5.4% increase in Luxury Goods.

In France, the Retail companies recorded further gains in market share in most of their product categories. Internationally, and particularly in Europe, Retail companies continued to grow successfully, expanding store networks and developing Redcats catalogue sales outside France. E-commerce maintained its strong performance, marked by 52.7% growth in Internet sales to 751.7 million euros.

The Luxury Goods business posted a sharp upturn starting in the summer, following an extremely challenging first half.

- Pinault-Printemps-Redoute reported

The drop in reported 2003 sales reflects changes in the scope of consolidation from disposals of non-core Business-to-Business and consumer credit companies for nearly 2.5 billion euros as well as the negative impact of currency fluctuations (991.5 million euros), mainly the weakness of the US dollar, and, to a lesser extent, of the British pound, against the euro.

Strong operating performance

- "New PPR" pro forma

The growth of the "New PPR" pro forma gross margin reflects unfavourable mix effects, with limited growth of 2.5% in Luxury Goods, affected by a mediocre economic climate during a large part of the year, and a 3.6% increase in the Retail pro forma gross margin, virtually in line with sales growth. Retail companies continue to thrive to constantly improve their purchasing conditions. Leisure and Home Furnishings division rose by 4.4%, with Apparel and Lifestyle up 2.1%. The pro forma gross margin stood at 43.4%, versus 43.8% in 2002.

EBITDA remained virtually unchanged in 2003. This reflects the strength of the gross margin, as well as cost control by the New PPR. EBITDA of the Retail business was up 3% while margin of the Luxury Goods business was down 7.8%.

2003 EBIT reflects a 0.9% increase in Retail and a 19.2% drop in Luxury Goods. Luxury Goods EBIT was hard impacted by the challenging environment from March to June, lower profitability of the Gucci brand, and deepening losses of emerging brands, stemming in part from investments in further development. The last months of the year saw a marked upturn in business and improved operating performance, along with the gradual disappearance of specific negative factors. The increase in EBIT posted by the Retail companies reflects the further increase by CFAO (up 6.3%) and the excellent performance of the Apparel and Lifestyle Division (up 10.9%), driven by Redcats. The 5.1% EBIT decline of the Leisure and Lifestyle Division reflects a slight increase at Fnac - despite the impact of lower music sales on gross margin –

more than offset by the decline of the furniture market, where Conforama gained market share and boosted its gross margin. The gradual rise of Conforama's international purchasing organisation impacted 2003 EBIT but should lead to an improvement in the company's performance in the coming years.

- Pinault-Printemps-Redoute reported

Reported gross margin and EBIT mainly reflect the negative impact of disposals of non-strategic assets and foreign exchange fluctuations.

Improved net Financial Expenses

The Group's net financial expenses fell by 414.6 million euros to 313.6 million euros. This marked improvement reflects the sharp drop in the Group's average net financial debt despite the purchase of a further stake in Gucci.

The average interest rate of the Group's net debt amounted to 3.4%, down 20 basis points versus 2002.

Non-recurring Expenses

The Group posted non-recurring expenses of 31 million euros in 2003. This includes proceeds from the sale of 66.5 million euros in assets, restructuring costs of 73.8 million euros and 25.8 million euros in costs related to litigation.

Income Tax

Tax expense of 143 million euros in 2003 reflects tax savings of 67.5 million euros related to non-recurring items. The effective tax rate excluding non-recurring items amounted to 21.4%, compared with 27.7% in 2002. The lower rate of tax on ordinary income is mainly attributable to the lower effective tax rate in Luxury Goods.

Income from Equity Affiliates

Income from equity affiliates totals 54.9 million euros. This mainly reflects the equity accounting of Credit and Financial Services activities in 2003, at 39% through November 30, 2003, and 24.5% effective December 1, 2003.

Amortisation of Goodwill

The sharp decline in goodwill amortisation expense stems mainly from the effect of the disposals made in 2002 and 2003, chiefly Guilbert.

Minority Interests

The drop in minority interests (100.2 million euros, versus 155.3 million euros in 2002) mainly reflects the increase in Pinault-Printemps-Redoute's interest in Gucci Group.

Net Income (Group share)

After amortisation of goodwill, net income totalled 644.6 million euros. Before goodwill, net income totalled 755 million euros.

Net Earnings per Share

After amortisation of goodwill, net earnings per share amounted to 5.66 euros in 2003, compared with 6.66 euros in 2002.

Capital Structure

(in EUR million)	**2003**	**2002**
Cash flow	1,148.4	1,286.7
Capex	(499.8)	(672.4)
	31/12/2003	**31/12/2002**
Consolidated shareholders' equity	8,630.7	9,187.3
Group share	6,899.2	6,468.7
Net financial debt	5,031.8	4,948.8

Despite considerable changes in the scope of consolidation, the Group's cash flow declined by just 10.7% in 2003.

Net capex was largely covered by cash flow from operations, reflecting lower operating investments in Luxury Goods, following a peak in 2002.

The change in consolidated shareholders' equity is partly due to the drop in minority interests related to the increased stake in Gucci Group. Shareholders' equity (Group share) rose by 6.7%.

Further implementation of the Group's strategy

The Group continued to implement the strategy initiated in 2002, aimed at concentrating its activities on the individual customer, with a focus on Retail and Luxury Goods.

In this context, Pinault-Printemps-Redoute raised its stake in Gucci Group from 54.38% to 67.58% for a total investment of 1,223.4 million euros in 2003.

The Group pursued its non-strategic disposal programme, with the sale of the Guilbert Contract business for 815 million euros, of Pinault Bois et Matériaux for 565 million euros and an additional 14.5% of the consumer credit business for 371.6 million euros.

Other highlights

- Pinault-Printemps-Redoute actively pursued its expansion policy with new store openings in France and overseas (8 store openings at Fnac, 7 at Conforama). Furthermore Conforama introduced a new store layout in 11 new stores and launched a new visual identity.

- The Group significantly bolstered its capital structure during the year, launching a Euro 1.1 billion OCEANE convertible bond issue and a Euro 750 million note issue. On October 2, 2003, Pinault-Printemps-Redoute received from Gucci Group an exceptional dividend under the form of a return of capital of Euro 13.5 per share, for a total amount in proportion to its stake in the Luxury Goods Group.

Dividend

At the Annual General Meeting on May 25, 2004, the Management Board will recommend a dividend of 2.4 euros per share, up 4.3% versus 2003. After approval by the Annual General Meeting, dividend payment will be made on June 4, 2004.

Parent company accounts

The parent company's ordinary income before taxes stood at 587.9 million euros, versus 805.3 million euros in 2002.

The parent company posted non-recurring income of 964 million euros in 2003. Net income for the year stood at 1,476 million euros, versus 244.4 million euros in 2002.

Subsequent events and outlook

- **Strong activity levels in the first two months of 2004**

In the first two months of 2004, the Retail companies recorded growth of 5.9% on a comparable structure and currency basis basis and 4.1% on a reported basis. This improvement reflects the continued sales momentum of most Group companies in France and overseas.

- **Gucci Group public offer**

On April 1, 2004, Pinault Printemps Redoute will launch a public offer for all Gucci shares on the Amsterdam and New York Stock Exchanges at a price of USD 85.52 per share.

To facilitate a better comparison of the 2002 and 2003 accounts, pro forma income statements were prepared in accordance with the following principles:

- *Companies sold or deconsolidated in 2003 and 2002 were deconsolidated effective January 1, 2002.*
- *Companies acquired, fully consolidated for the first time in 2003 and during 2002, were integrated over a 12- month period in 2003 and 2002.*
- *For foreign subsidiaries, the 2002 income statement items were converted at the average 2003 exchange rate.*

** "New PPR"*

The "New PPR" corresponds to the business activities of the Retail (Printemps, Redcats, Orcanta, Conforama, Fnac, Mobile Planet, Credit and Financial Services and CFAO) and Luxury Goods (Gucci Group) Divisions and of the head office.

CONTACTS

Media:	**Thomas Kamm**	**01 45 64 63 46**
	Catherine Malek	**01 45 64 61 20**
Analysts/Investors:	**David Newhouse**	**01 45 64 63 23**
	Alexandre de Brettes	**01 45 64 61 49**
Media website:	**www.pprlive.com**	
Analysts/investors website:	**www.pprfinance.com**	

The 2003 Annual results presentation will be broadcast live from 8.30 am (Paris time) on http://international.pprfinance.com.

A recorded version will be available from 3 pm onwards (Paris time).

Appendix C

PINAULT
PRINTEMPS-REDOUTE

2003 Annual Results

This presentation contains forward-looking statements (as defined in the United States Private Securities Litigation Reform Act, as amended) based upon current management expectations.

Numerous risks, uncertainties and other factors (including, among others, risks relating to: governmental regulation affecting our businesses; competition; our ability to manage rapid changes in technology in the industries in which we compete; litigation risks; labor issues, unanticipated costs from acquisitions, dispositions and joint ventures) may cause actual results to differ materially from those anticipated, projected or implied in or by the forward-looking statements.

Many of the factors that will determine our future results are beyond our ability to control or predict. These forward-looking statements are subject to risks and uncertainties and, therefore, actual results may differ materially from our forward-looking statements. You should not place undue reliance on forward-looking statements which reflect our views only as of the date of this presentation. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

PINAULT PRINTEMPS-REDOUTE

Introduction by Serge Weinberg

1. 2003 Highlights

2. Analysis of 2003 Results

3. Strategy and Outlook

PINAULT
PRINTEMPS-REDOUTE

Highlights

- Further implementation of strategic shift initiated in 2002
- A difficult year in Luxury Goods
- Strengthened Retail positions in France and internationally

- Increased stake in Gucci
  - From 54.38% to 67.58%
  - Reduced cost of investment:
    - Financial investment: EUR 1,223.4 million
    - Gucci return of capital: EUR 1,347 million
- Further divestment of non-core businesses
  - Business-to-business
    - Disposal of Guilbert « contract » activities for EUR 815 million
    - Disposal of Pinault Bois & Matériaux for EUR 565 million
  - Consumer credit
    - Disposal of a further 14.5% stake in Finaref & Finaref Nordic to Crédit Agricole SA for EUR 372 million

- Gucci's Group's Q1 and Q2 2003 (February through July) hit by tough environment (Iraq conflict, SARS, dollar weakness vs. Euro):
  - Operating income: EUR 32.5 million, vs. EUR 113.5 million in 2002
- Further development investments in 2003
  - EUR 177 million, 64 store openings and renovations worldwide (EUR 250 million in 2002)
- Sharp rebound since the summer, Q3 operating income: EUR 90.9 million

Products	Companies	Market size (€m)	Market change	PPR market share	Growth vs. market
White goods (home appliances)	Conforama, Redcats, Printemps	5,664	1.3%	10.3%	+0.1 point
Brown goods (consumer electronics and photo)	Conforama, Fnac, Redcats	6,321	0.4%	14.6%	+2.0 points
Grey goods (PCs and telephony)	Conforama, Fnac, Redcats	5,319	2.7%	20.4%	+1.5 point
Books	Fnac	2,925	1.1%	15.9%	+ 2.4 points
CDs	Fnac	1,570	-14.6%	25.2%	+5.5 points
Video	Fnac	1 ,86	14.8%	17.5%	+3.8 points
Apparel	Redcats, Printemps, Orcanta	25,881	-1.2%	7.3%	+ 1.9 point
Sports	Redcats, Printemps	8,400	2.8%	2.2%	+2.3 points
Furniture	Conforama, Redcats	8,310	-4.4%	20.1%	+ 4.4 points
Selling format					
Mail order	Redcats	8,070		26.6%	+1.6 point
Department stores	Printemps	3,957		25.9%	+ 0.5 point

PINAULT PRINTEMPS-REDOUTE

Source: PPR and Professional organisations

- Clio programme – New sales initiatives launched in Q3 2002
  - Goals of Clio programme: gain market share and boost gross margin
    - Innovative, differentiated sales initiatives
- Positive impact since launch



1.5%
4.4%
2.1%
5.5%
1.6%
2.0%
1.5%
0.1%
1.5%
2.1%
T4 2002
T1 2003
T2 2003
T3 2003
T4 2003
Household consumption
Organic growth

- Poursuit of store opening and renovation strategy
  - Fnac: 3 new stores, 1 expansion, 1 transfer and successful Surcouf openings outside Paris
    - nearly 9,600 additional sq. metres
  - Conforama: 11 stores adapted to new format and new visual identity
  - Printemps: opening of new Beauty Department at Haussmann/Lille store renovation
- Successful mail order sales initiatives
  - Segmentation of La Redoute catalogue
  - Strong growth of VertBaudet and AM/PM
  - Development of multi-channel approach: Somewhere
  - Relaunch of Maison de Valérie

- Success of e-commerce
  - Sales dynamism of Fnac.com
    - Ninth largest Fnac outlet based on 2003 sales
    - Strong sales growth: up 48.8% in 2003; technical products up 85.6%
    - Breakeven reached in Q4
  - Redcats – outstanding e-commerce growth
    - Sales in France: EUR 179.2 million (up 80.8% vs. 2002), i.e. 9% of total 2003 sales (5.1% of total 2002 sales)
    - Sharply higher operating margin than catalogue sales

■ Higher gross margin



Up 0.26 pts
2002
2003

(% : proforma gross margin)

- Sustained sales growth outside France*
  - Europe: up 7.5%
  - Americas: down 1.0%
  - Africa: up 10.1%
  - Asia / Pacific: up 3.6%
- Sales outside France: 42.5% in 2003 (41.7% in 2002*)

* *At comparable structure and exchange rates*

■ Successful expansion in Europe (outside France)

Sales contribution by Retail brands


Fnac
27%
Redcats
39%
Conforama
34%

Breakdown of Retail sales


Spain
13%
Switzerland
12%
Belgium
9%
Scandinavia
12%
UK
18%
Portugal
10%
Other
5%
Italy
21%

2003 Sales in Europe (outside France): EUR 2,942 million

Successful expansion in Europe

- Active in 16 countries (excl. France), two of which were loss making in 2003 (Germany and Poland) compared with five countries in 2002
- Total EBIT margin of 5.8% on European operations
- Contribution to Europe operating income (outside France) by Retail brands



Redcats 44%
Fnac 9%

PINAULT PRINTEMPS-REDOUTE

- Further expansion of international store network
  - Five Fnac store openings (+9,000 sq.m.)
  - Seven Conforama store openings (+42,000 sq.m.)
- Redcats – development gathers pace
  - La Redoute sales momentum outside France (up 10.7%)
  - Pick-up at VertBaudet (up 9.4%)
  - Successful launch of Brylane Wishes in the US and Nuova in Scandinavia
  - Strong growth in e-commerce outside France (up 46.7% vs. 2002 at comparable exchange rates)

[redacted]

- Higher gross margin (24.8%, vs. 24.6% in 2002)
- Sharp improvement in free cash flow*
- Higher EBIT margin at 3.7% of sales, rebound in H2
- Stronger capital structure
  - Debt-to-equity ratio at 30.7% (100.4% at end 2002)

** Free cash flow: cash flow from operations + Working capital requirements - Capex*

PINAULT
PRINTEMPS-REDOUTE

Analysis of 2003 Results

[redacted]

(in EUR million)	2003	2002	%
Sales	**24,360.8**	**27,375.4**	**-11.0**
Gross margin	**9,181.9**	**10,589.8**	**-13.3**
As % of sales	*37.7%*	*38.7%*	*-1.0pt*
Payroll and benefits	(3,503.8)	(3,863.5)	-9.3
Other operating income and expenses	(3,924.9)	(4,444.5)	-11.7
EBITDA	**1,753.2**	**2,281.8**	**-23.2**
Depreciation and amortisation	(456.4)	(454.9)	0.3
EBIT	**1,296.8**	**1,826.9**	**-29.0**
EBIT margin	*5.3%*	*6.7%*	*-1.4pt*
Net financial expenses	**(313.6)**	**(414.6)**	**-24.4**
Ordinary income before taxe	**983.2**	**1,412.3**	**-30.4**

(in EUR million)	2003	2002
Ordinary income before taxes	**983.2**	**1,412.3**
Non-recurring items	(31.0)	1,278.0
Income tax	(143.0)	(705.7)
Tax rate	*15.0%*	*26.2%*
Net income from consolidated companies	**809.2**	**1,984.6**
Share in earnings of equity affiliates	54.9	(5.8)
Amortisation of goodwill	(119.3)	(234.3)
Net income before minority interests	**744.8**	**1,744.5**
Minority interests	100.2	155.3
Attributable net income (Group share)	**644.6**	**1,589.2**

(in EUR million)	2003	2002	%
Sales	**16,440.3**	**15,796.8**	**+4.1**
Gross margin	**7,136.6**	**6,916.0**	**+3.2**
As a % of sales	*43.4%*	*43.8%*	*-0.4pt*
Payroll and benefits	(2,455.5)	(2,363.2)	+3.9
Other operating income and expenses	(3,311.7)	(3,182.1)	+4.1
EBITDA	**1,369.4**	**1,370.7**	**-0.1**
Depreciation and amortisation	(389.4)	(341.5)	+14.0
EBIT	**980.0**	**1,029.2**	**-4.8**
EBIT margin	*6.0%*	*6.5%*	*-0.5pt*

	2003	Variation
Leisure & Home Furnishings	32,7%	(0,2)
Apparel & Lifestyle	51,4%	0,8
CFAO	23,7%	(0,2)
Total Retail	**39,1%**	**(0,1)**
Luxury Goods	67,1%	(1,9)
TOTAL NEW PPR	**43,4%**	**(0,4)**
Rexel	24,7%	0,1
TOTAL	**38,1%**	**0,1**

(in EUR million)

Consolidated Proforma EBIT



1,826.9
Strategic Disposals (475.7)
Foreign exchange (50) & Other (4.2)
1,297.0
1,223.7
2002
2002
2003
Proforma

New PPR Proforma EBIT



1,059.2
Changes in structure +3.1
Foreign exchange (33.1)
1,029.2
980.0
-4.8%
2002
2002
2003
Proforma

PINAULT PRINTEMPS-REDOUTE

[redacted]



2002
2003
(in EUR million)
-19,2%
294.5
237.9
+0,9%
747.5
754.2
+5,5%
-12.8
-12.1
-4,8%
1,029.2
980.0
-9,0%
267.8
243.7
-5,7%
1,297.0
1,223.7
Luxury Goods
Retail
Holding & others
NEW PP R
Rexel
PPR

(in EUR million)


-9.0%
242.3
220.5
+2.0%
131.4
134.0
-0.4%
25.9
25.8
+11.3%
199.1
221.6
+6.3%
145.1
154.2
Conforama
Fnac
Printemps
Redcats
CFAO

PINAULT
PRINTEMPS-REDOUTE

(in EUR million)



454.1
406.7
36.8
22.9
-73.0
-74.5
-64.7
-85.9
-44.7
-31.3
Gucci Division
Beauty
Yves Saint Laurent
Other Brands
Coporate & others
2002
2003

Base on reported data
Other brands: Boucheron, Sergio Rossi, Bedat, Bottega Veneta, emerging brands

(in EUR million)	**2003**	**2002**	**Change**
Interest expense on borrowings	(378.1)	(502.1)	124.0
Interest income from cash & equivalents	72.1	91.7	(19.6)
Net financial expenses	**(306.0)**	**(410.4)**	**104.4**
Income from long-term investments	3.5	6.8	(3.3)
Interest income from operating activities	(11.1)	(11.0)	(0.1)
Net financial expense	**(313.6)**	**(414.6)**	**101.0**

(in EUR million)	Excl. Rexel	Rexel	TOTAL 2003
Net gain on asset disposals	21.1	45.4	66.5
Restructuring costs	(38.7)	(35.1)	(73.8)
Costs related to claims & litigation	(10.6)	(15.2)	(25.8)
Reversal of reserves on treasury stock	22.5		22.5
Other non-recurring items	(5.0)	(15.4)	(20.4)
Non-recurring items	**(10.7)**	**(20.3)**	**(31.0)**

[redacted]

(in EUR million)	**2003**	**2002**
Current taxes	(210.5)	(391.8)
Taxes on non-recurring items	67.5	(313.9)
Total taxes	(143.0)	(705.7)
Current tax rate	21.41%	27.74%
Effective tax rate	15.02%	26.23%

Capital Structure

(in EUR million)	2003	2002	Change
Fixed assets	**13,564.7**	**14,188.9**	**(624.2)**
Intangible assets	10,460.5	10,855.4	(394.9)
Property, plant & equipment	2,668.2	2,774.0	(105.8)
Long-term investments	436.0	559.5	(123.5)
WCR	**656.6**	**565.3**	**91.3**
Shareholders' equity (1)	**8,630.7**	**9,187.3**	**(556.6)**
Contingency provisions	**558.8**	**618.1**	**(59.3)**
Net financial debt	**5,031.8**	**4,948.8**	**83.0**
(1) Group share	6,899.2	6,468.7	430.5

Note: Customer loans: 439.9 million of euros in 2003, 469.5 million of euros in December 2002

(in EUR million)	**Shareholders' equity**
At 2002 year end	**9,187.3**
Capital increase	0.4
Dividends	(310.8)
Others changes	(2.1)
Net income for the year	**744.8**
Changes in scope	(988.9)
At 2003 year end	**8,630.7**
Shareholders'equity, Group share 31/12/03	6,899.2
Shareholders'equity, Group share 31/12/03	6,468.7

(in EUR million)

Financial debt at 2002 year end	**(4,948.8)**
Gucci change	(1,704.6)
Strategic disposals	1,471.7
Free cash flow from operations*	589.6
Other changes	(439.7)
Financial debt at 2003 year end	**(5,031.8)**

** Excl. securitisation*

[redacted]

(in EURO million)

Net cash flows from operating activities before WC	**1,148.4**
Changes in working capital	(130.7)
Changes in customer loans	(0.8)
Net cash flow operating activities	**1,016.9**
Net Capex	(499.8)
Free cash flow from operations	**517.1**
Net financial investments	167.1
Changes in financial borrowings	(3,877.3)
Capital increase	(376.2)
Dividend paid by PPR parent company	(266.7)
Dividend paid to minority holders in consolidated subsidiaries	(54.6)
Impact of treasury shares	22.5
Impact of translation differences on cash position	(76.0)
Net decrease in cash and equiv.	**(3,944.1)**
Transactions with no impact on cash and equiv.: - investments in operating leases	91.0

(in EUR million)	Retail	Luxury	Retail + Luxury	Consolidated
H1	(394)	(24)	(418)	(393)
Of which changes in working capital	(544)	(98)	(642)	(668)
H2	856	(66)	790	910
Of which changes in working capital	567	(56)	511	536
2003	462	(90)	372	517*
Of which changes in working capital	23	(154)	(131)	(132)

** Excluding changes in securitisation: EUR 590 million*

	2003	2002
Net financial Debt / shareholders' equity	0.58	0.54
Net financial debt / EBITDA	2.87	2.17
EBITDA / Net financial expense	5.59	5.50

- Gucci put commitment (including options): EUR 2.6 billion
- Other commitments:
  - Leases: EUR 2.5 billion
  - Securitisation: EUR 0.8 billion
  - Other: EUR 0.3 billion

- Successful bond issues
  - EUR 1.1 billion « OCEANE » convertible bonds, maturing January 2008
  - EUR 750 million, notes maturing January 2009
- Net financing (exluding Gucci)
  - Financing available at December 31, 2003 : EUR 5.8 billion
  - After Gucci put: > EUR 3.0 billion
- Average maturity of financing: 3 years

PINAULT
PRINTEMPS-REDOUTE

Strategy and Outlook

- Maintain the Gucci brand's outstanding profitability
- Reduce operating losses at recovering and emerging businesses
- Capex: appro. EUR 150 million p. a.

- Gain market share
- Continue to expand outside of France
- Improve purchasing and cut overhead expenses
- Capex: appro. EUR 300 million p. a.

- Conforama
  - Expand international store network in priority countries
  - Positive impact of new store layout on sales in France
  - Improved performance in Spain and reduced losses in Poland
  - Gradual improvement in gross margin and profitability through global purchasing
  - Expanded offering of technology products (digital, home cinema…)
  - Optimisation of marketing investments after successful launch of new image

- Fnac
  - Expand international network in priority countries
  - Improve profitability outside France
  - Maintain leadership in leading-edge and editorial products
  - Profitable expansion of Surcouf
  - Fnac.com above operating breakeven in 2004 and improved performance of Children's division
  - Implement initiatives aimed at eliminating impact of product mix on gross margin in 2004

- Printemps
  - Department stores: further innovation and reallocation of selling areas
    - Focus on high-growth, high-margin segments (Beauty, Accessories and Fashion)
    - Growth of new departments: Luxury, Women
  - Sports Divison: improve results
    - Additional Made in Sport openings
    - Development of Sports Fashion offering
  - Madelios: expansion and renovation, growht of upscale men's fashion

- Redcats
  - Strong market share gains in Europe and stabilisation in the US
  - Expansion of non-apparel product offering in France and internationally
  - Sustained growth in e-commerce and integration with off-line units
  - Strong growth of “French” brands outside of France
  - Improve sourcing
  - Implementation of major cross-unit initiatives

[redacted]

- CFAO
  - Continue to focus on three core businesses (automobile, pharmaceutical, technology) and market share gains
  - Priority growth in Mediterranean Africa and English-speaking Sub-Saharan Africa
  - Annual sales growth of between 5% and 10%, driven by organic growth and external growth opportunities

Conclusion

Appendices